EX-35.1
OFFICER'S CERTIFICATE
Centerline Servicing Inc.,


The undersigned, John Lloyd, Director of Centerline Servicing Inc., (Centerline) (f/k/a ARCap Servicing, Inc.), the Subservicer, under that Subservicing Agreement (the "Agreement") dated as of September 1, 2007, between Centerline and Column Financial, Inc., hereby certifies as follows:

1. a review of the activities of the Servicer and of its performance under the Agreement during the calendar year 2007 has been made under the undersigned's supervision;

2. to the best of the undersigned's knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement in all material respects throughout such calendar year 2007; and


IN WITNESS WHEREOF, as of the 3rd day of March, 2008, I have hereunto signed my name.


Centerline Servicing Inc.,
a Delaware Corporation



BY: /s/ John Lloyd
John Lloyd, Director